

Mail Stop: 3561

January 19, 2017

Via E-Mail
Mr. Michael Henry
Chief Financial Officer
Tilly's Inc.
10 Whatney
Irvine, CA 92618

   Re: Tilly's Inc.
     Form 10-K for the Fiscal Year Ended January 30, 2016
     Filed March 30, 2016
     File No. 001-35535

Dear Mr. Henry:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Fiscal Year 2015 Compared to Fiscal Year 2014, page 35

1. We note that you include sales from your e-commerce platform in your determination of comparable store sales and that you attribute increases to your revenues for both the year ended January 30, 2016 and the nine months ended October 29, 2016 to the growth in this metric. At page 22 of your third quarter Form 10-Q, you also indicate that the increase in comparable store sales was due to "strong e-commerce growth." Please expand your disclosure to separately quantify your e-commerce sales and provide transparent disclosure regarding the impacts that e-commerce sales had on your comparable store sales metric.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining